SO 10/6/03

AH 10/7/2003

SECURITI  SSION

03053504

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-06805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08-01-2002 (MM/DD/YY) AND ENDING 07-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Growth Fund Sponsors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 16th Street, Suite 1400
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)


MAIL PROCESSING
SEP 24 2003
WASH. D.C.
187
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David J. Schultz 303-626-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fortner, Bayens, Levkulich and Co., P.C.
(Name – *if individual, state last, first, middle name*)

1099 18th Street, Suite 2900 (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 08 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J. Schultz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Growth Fund Sponsors, Inc., as of July 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

Notary Public

My commission expires: 06-01-04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN GROWTH FUND SPONSORS, INC.
(wholly owned by AGF Holdings, Inc.)

(SEC I.D. No. 8-6805)

Statement of Financial Condition
as of July 31, 2003

Filed in accordance with
Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

FORTNER, BAYENS, LEVKULICH
AND CO., P.C.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
American Growth Fund Sponsors, Inc.

We have audited the accompanying statement of financial condition of American Growth Fund Sponsors, Inc. (wholly owned by AGF Holdings, Inc.) (the Company) as of July 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of American Growth Fund Sponsors, Inc. as of July 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Fortner, Bayens, Levkulich + Co. P.C.

Denver, Colorado
August 21, 2003

1099 18th Street • Suite 2900 • Denver, CO 80202-1929
303/296-6033 • FAX 303/296-8553
Certified Public Accountants • A Professional Corporation

AMERICAN GROWTH FUND SPONSORS, INC.
(wholly owned by AGF Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
JULY 31, 2003

ASSETS

Cash and cash equivalents	$	1,002,887
Investment securities, at market value (note 2)		168,725
Commissions receivable (note 5)		221,998
Income tax receivable		144,213
Accounts receivable		4,687
Other assets		13,017
Total assets	$	1,555,527

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions payable	$	17,629
Accounts payable		4,871
Payroll payable		12,637
Total liabilities		35,137
Commitments and contingencies (note 4)		
Stockholder's equity:		
Common stock, $1 par value; 50,000 shares authorized; 24,500 shares issued and outstanding		24,500
Retained earnings		1,495,890
Total stockholder's equity		1,520,390
Total liabilities and stockholder's equity	$	1,555,527

See accompanying notes to statement of financial condition.

AMERICAN GROWTH FUND SPONSORS, INC.
(wholly owned by AGF Holdings, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
JULY 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENT PRESENTATION
The accompanying financial statements include the accounts of American Growth Fund Sponsors, Inc. (the Company), a wholly owned subsidiary of AGF Holdings, Inc. (the Parent). The Company is a Colorado corporation and a registered broker-dealer with the Securities and Exchange Commission (SEC). The primary functions of the Company are to underwrite the shares of American Growth Fund, Inc. (the Fund), a diversified open-end investment company, and to function as a broker-dealer of securities. Significant accounting policies followed by the Company are:

INVESTMENT SECURITIES
Security transactions and related revenue and expense are recorded on a trade date basis. In accordance with financial reporting requirements for broker/dealers, the Company's investment securities are recorded at market value based upon quotes from brokers. Changes in unrealized appreciation or depreciation are included in revenue. Realized gains and losses are computed using the specific identification method.

INCOME TAXES
The Company and the Parent account for income taxes using the asset and liability method of accounting for income taxes.

The Company files consolidated federal and state income tax returns with the Parent. An informal tax sharing agreement currently exists between the Company and the Parent. Under such agreement the tax expense or benefit recorded by the Company, including the tax effects of related assets and liabilities of affiliates, is computed as if the Company filed separate stand-alone tax returns. Such amounts are limited to tax expense or benefit recorded on a consolidated basis for the Parent. Deferred tax receivables or payables are realized from, or paid to, the Parent as related future tax deductions of the Company are utilized in the consolidated income tax return, and are recorded as a receivable from the Parent.

CONCENTRATION OF CREDIT RISK
Cash on deposit in uninsured accounts approximates $961,856 at July 31, 2003.

USE OF ESTIMATES
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

2. INVESTMENT SECURITIES
Investment securities at July 31, 2003 is comprised of a U.S. Treasury Note with a cost of $148,898 and market value of $168,725.

3. TRANSACTIONS WITH RELATED PARTIES
The Company, the Parent and Investment Research Corporation (IRC), the investment advisor for the Fund, are controlled by the same individual. As principal underwriter for the Fund, the Company received gross underwriting commissions of $54,375 for the year ended July 31, 2003. In addition, the Company received $3,500 in commissions on security trades of the Fund. The Company received $24,691 from IRC for distribution services.

The Company shares office space and certain employees with the Fund and IRC. Costs related thereto and certain other costs are allocated among the affiliates on a basis determined by management. For the year ended July 31, 2003, the Company's share of these allocated costs approximates $366,312. Certain officers and directors of the Company are also officers and directors of the Fund and IRC.

4. MINIMUM NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company, as a registered securities broker/dealer, is required to maintain a minimum net capital of the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as defined in such rule. At July 31, 2003, the Company had net capital of $1,120,748 which was $870,748 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at July 31, 2003 was .0313 to 1.

5. COMMISSIONS RECEIVABLE

Commissions paid to broker/dealers through deferred sales charges, for the sale of Fund shares are recorded as commissions receivable. The Company receives from the Fund a monthly distribution fee based on the Fund's daily net assets. Commissions receivable are recovered through the receipt of the distribution fee and redemption charges, if any, related to Fund shares subject to contingent deferred sales charges.

6. INCOME TAXES

As of July 31, 2003, there were no temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities that result in significant deferred tax assets and liabilities.